SITE USER LICENSE AGREEMENT
[NANO NEUTRALIZATION™]

This **SITE USER LICENSE AGREEMENT** ("User License") dated and made effective as of January 31, 2011 (the "Effective Date"), is entered into by and between **CAVITATION TECHNOLOGIES, INC.,** a Nevada corporation, having an office at 10019 Canoga Avenue, Chatsworth, California 91311 ("CTI"), and **PERDUE AGRIBUSINESS, INC.,** a Maryland corporation, having an office at 6906 Zion Church Road, Salisbury, Maryland 21802 ("PERDUE") (each sometimes referred to herein individually as a "Party" or collectively as the "Parties").

W i t n e s s e t h

A. CTI has developed and owns the CTi Nano Reactor™ System (the "CTi System"), a proprietary system consisting of the Nano Reactors™ and the Technology, which may be deployed and operated under license for certain purposes and in processes and applications within the field of vegetable oil processing and refining, including Nano Neutralization™;

B. n.v. Desmet Ballestra Group s.a. ("DB") has specialized expertise in process technologies and equipment used in the vegetable oil extraction, processing and refining industry and has entered into an exclusive license agreement with CTI authorizing DB to offer the CTi System to vegetable oil processors and refiners for the purpose of conducting Nano Neutralization™ at their facilities; and

C. PERDUE owns and operates a 40,000-60,000 pound per hour soybean oil degumming and caustic refinery located in Salisbury, Maryland (the "Facility") and has selected DB to install the Equipment and the Nano Reactors™ at the Facility and to arrange for CTI to authorize PERDUE to operate the Nano Reactors™, and to use the Technology, for the purpose of conducting Nano Neutralization™ at the Facility under the terms of this User License.

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter set forth, the Parties agree as follows:

1. Definitions. Capitalized terms used in this User License, unless otherwise defined in the text hereof or the context otherwise requires, shall be defined as follows:

"*Confidentiality Agreement*" means the Confidentiality & Non-Disclosure Agreement executed by CTI, PERDUE and DB effective January 28, 2011.

"CTi System" has the meaning specified in the preamble of this User License.

"*Documentation*" means printed or electronic information or data depicting or showing the as-installed configuration of the Equipment at the Facility, together with and any user or technical manuals, guidelines or operating documentation for the Equipment provided by DB to PERDUE.

"*Equipment"* means certain equipment to be installed in the Facility along with the CTI System, consisting of motors, pumps, piping and instruments that, together with the Nano Reactors™, are incorporated or integrated into a single unit. For avoidance of doubt, "Equipment" is separate from, and is not encompassed within, the CTI System.

"Facility" has the meaning specified in the preamble to this User License.

"License Fee" means the license fee that PERDUE is required to pay CTI as specified in Section 10 if PERDUE elects to continue to use the Nano Reactors™ and the Technology under Section 5(b).

"Nano Neutralization™" means a proprietary application or process of the CTI System owned and developed by CTI that may be deployed and used in the caustic refining of natural plant (vegetable) oils to convert non-hydratable phospholipids in crude vegetable oil streams to hydratable phospholipids through the use of the Technology.

"Nano Reactors™" or *"Reactors"* means one or more nano-based reactors designed and manufactured to CTI's specifications and licensed for use by PERDUE herein and supplied to DB for integration with the Equipment installed at the Facility.

"Person" means any natural person, corporation, partnership (including both general and limited partnerships), limited liability company, firm, association, trust, government, governmental agency, instrumentality, political subdivision or other legal entity, including the Parties, and any Third Person.

"Pilot Test Period" means the period specified in Section 5 during which the performance of the CTi System will be evaluated by PERDUE.

"Representatives" means, with respect to a Party or any Person, its officers, directors, members, managers, partners, employees, contractors (and subcontractors), consultants, advisors and agents, and any other Person acting under the authority of or on behalf of such Party or Person, as the case may be.

"Technology" means (a) CTI's proprietary technology used in the design, manufacture, installation, operation and maintenance of the Nano Reactors™, consisting of systems, designs, procedures, drawings, schematics, ideas, concepts, techniques, and including patent rights, technical information, trade secrets and know-how deployed with or embedded therein or related thereto or used in their operation, and any applications, processes or improvements thereto; and (b) the Documentation.

"Third Person" means any Person other than the Parties.

2. Grant of Site License; Limitations. Subject to the terms and conditions of this User License, CTI hereby grants to PERDUE, during the Term hereof, a limited, non-exclusive and non-transferable right and license to install, operate, maintain and use the Nano Reactors™ and the Technology at the Facility, at a maximum capacity of 40,000 pounds per hour, for the sole purpose of conducting the Nano Neutralization™ process in the field of the degumming and refining of edible oils and for no other purpose and at no other place or location.

3. Limitations on Grant; Prohibitions. (a) PERDUE agrees that it (1) will operate and maintain the Nano Reactors™ in accordance with the specifications and instructions provided by DB or as set forth in the Documentation, and (2) will not dismantle, uninstall, relocate or remove the Nano Reactors™ or the Technology from the Facility without the prior written consent of DB and CTI, respectively.

(b) PERDUE agrees that it will not (1) use the Nano Reactors™ or the Technology (i) in any manner inconsistent with the user rights granted in this User License, or (ii) for any purpose or in any context other than in conducting operations at the Facility for the purpose(s) specified herein; (2) disclose, make available or distribute the Technology, or any aspect or part thereof, to any Third Person, whether by sale, assignment, sublicense or otherwise, or allow any Third Person access to the Technology, in each case except as expressly provided herein; (3) modify, alter, reverse engineer, disassemble, duplicate, reproduce or copy the Nano Reactors™ or the Technology, or affix to or install any accessory, equipment or device on the Reactors for any purpose other than as specified in this User License; or (4) copy, adapt, reverse engineer, disassemble or modify the Technology, in whole or in part, or use it in any way to create any derivative works or to copy or reproduce the Documentation.

(c) PERDUE further agrees that neither it nor its Representatives will modify, alter or tamper with or remove the wire security seal affixed to the Nano Reactors™. Tampering with or removing the wire security seal on the Reactors will void CTI's warranties hereunder.

4. **Ownership; No IP Rights Granted.** PERDUE acknowledges and agrees that (a) the Nano Reactors™ and the Technology are proprietary to CTI, and (b) except as expressly provided in this User License, all patent, copyright, trade secret and other intellectual property rights in the Reactors and the Technology, of whatever nature and in all languages, formats and media throughout the world, are and shall remain the sole and exclusive property of CTI. Nothing in this User License shall be construed as granting, assigning or transferring any rights under any patent, copyright, trade secret or other intellectual property right of CTI to PERDUE or to any Third Person, except as expressly provided in this User License; nor shall this User License grant either Party any rights in or to the other Party's confidential information except as expressly provided herein or in the Confidentiality Agreement.

5. **Pilot Test Period; Election & Termination Right.** (a) Upon installation and startup of the CTi System at the Facility, PERDUE shall be entitled to use the CTi System during and for a period of forty-five (45) consecutive days (the "Pilot Test Period") for the purpose of evaluating the Nano Neutralization™ process and ascertaining whether (and the extent to which) use of the CTi System will or is likely to generate an increase in oil yield and certain chemical and energy savings, efficiencies and/or cost reductions for the Facility. During the Pilot Test Period, PERDUE shall give DB and CTI reasonable access to the Nano Reactors™ and shall make available to each of them operating and process data generated by and during their operation at the Facility, such data to be sufficient to permit CTi and DB to evaluate the performance of the CTi System. PERDUE will periodically take, or permit DB to take, process samples during operation of the CTi System (including both pre-process and post-process samples of oils, chemicals and other materials) as may be required to evaluate the performance of the CTi System. At the end of the Pilot Test Period, PERDUE shall provide CTI and DB with the final results of its testing and evaluation of the Nano Reactors™ and the Technology, together with data sufficient to support the results.

(b) Within five (5) days after completing the Pilot Test Period, PERDUE will notify CTI (and DB) in writing (the "Election Notice") whether it has elected to (1) continue to use the CTi System during the Term of this User License, or (2) terminate this User License and return the Reactors and any of the Technology in its possession or under its control to DB and CTI. If PERDUE elects to continue to use and operate the CTi System at the Facility, (i) the user rights granted to PERDUE under this User License shall continue in effect in accordance with and during the Term of this User License, and (ii) PERDUE shall pay the License Fee to CTI as specified in Section 10.

(c)   If, within five (5) days after completing the Pilot Test Period, PERDUE (1) elects to terminate this User License and return the Nano Reactors™ and the Technology to DB and CTI, or (2) fails to give an Election Notice to CTI (and DB), then in either such case this User License and the user rights granted to PERDUE herein shall immediately expire and terminate without further action by either Party. In such event, PERDUE shall, under instructions provided by DB, promptly shut down, dismantle and uninstall the Reactors and make arrangements for their shipment and redelivery to DB as provided in Section 13. Upon redelivery of the Reactors and the Technology to DB as required in Section 13, PERDUE shall have no obligation to pay the License Fee to CTI and neither Party shall have any further obligation to the other under this User License.

6.   Operation; Maintenance. PERDUE agrees to (1) operate and maintain the Nano Reactors™ at the Facility in a careful and proper manner and as a reasonably prudent operator and will diligently adhere to all procedures, instructions, specifications and guidelines provided by DB or CTI or contained in the Documentation, (2) comply with all federal, state, municipal, and other laws, regulations and ordinances relating to possession, operation or maintenance of the Nano Reactors™ and the Technology, (3) maintain the Reactors, at PERDUE's cost and expense, in good operating order, repair, condition and appearance, and perform all required preventative maintenance on the CTi System, and (4) keep, locate and store the Reactors in a safe, secure and suitable environment at the Facility and protect them from deterioration (other than normal and expected wear and tear resulting from their proper operation) and damage, loss or destruction.

7.   System Inspection; Data Access. Upon request from time to time, PERDUE shall provide or make available to CTI (and DB) (a) reasonable access to the Nano Reactors™ (including maintenance and operating records and data) for inspection and to allow DB or CTI, as the case may be, to evaluate the condition of the Reactors and to verify compliance with this User License, and (b) reasonable access to operating and performance data generated by or during operation of the Reactors, and shall permit process samples to be taken for the purpose of evaluating the performance of the CTi System.

8.   Upgrades. CTI retains the right, in its sole discretion, to upgrade, modify, improve or make additions or corrections to the Technology (each an "Upgrade"). CTi may from time to time offer one or more Upgrades to PERDUE upon terms of its choosing, and any and all Upgrades accepted by PERDUE shall be governed by and subject to the terms of this User License. Upgrades may include modifications to improve the operation or functioning of the Nano Reactors™ or the Technology, but shall not include modifications that permit a distinct and separate application of the CTi System. Upgrades made or conceived by PERDUE or its Representatives shall be the sole and exclusive property of CTI, and all rights therein are hereby assigned by PERDUE to CTI; and CTI shall have the worldwide and exclusive right to own and use same for any lawful purpose. Notwithstanding the foregoing, CTi hereby grants to PERDUE a fully paid-up, nonexclusive license and right to use any Upgrade made or conceived by PERDUE, subject to the terms of this User License.

9.   Site User Improvements. Without implying any right to do so, and without waiving any of CTI's rights and remedies, if PERDUE or its Representatives shall write, record or otherwise generate, conceive, discover or produce patentable or copyrightable work or material representing any improvement to or enhancement of, or any new or expanded application of, the Nano Reactors™ or the Technology (each a "User Improvement"), PERDUE agrees that such work or material shall become the sole and exclusive property of CTI and all rights therein are hereby assigned by PERDUE to CTI; and CTI shall have the sole and exclusive right to own and use same for any lawful purpose. Notwithstanding the foregoing, CTi hereby grants to PERDUE a fully paid-up, nonexclusive license and right to use any User Improvement, subject to the terms of this User License.

10. License Fees; Payment. (a) In the event that PERDUE, in accordance with Section 5(b), elects to continue to operate and use the CTi System under the terms of this User License, PERDUE shall promptly pay CTI the sum of Two Hundred Eighty Thousand Dollars ($280,000) as a single or one-time fee (the "License Fee") for the user rights licensed to PERDUE under this User License. Upon payment of the License Fee as provided herein, the grant of user rights to PERDUE herein shall be fully paid-up for the Term of this User License and PERDUE shall have no obligation to make any other payment of license fees or royalties hereunder.

(b) Payment of the License Fee to CTI shall be (1) exclusive of sales, use or value added taxes (VAT) or the equivalent, ad valorem, personal property and other taxes assessable against PERDUE, all of which shall be the responsibility of PERDUE, (2) paid without notice, demand, counterclaim, setoff, deduction, abatement, deferment or proration by reason of any circumstance or occurrence, and (3) paid to CTI in immediately available U.S. Dollars, either in cash or by wire transfer to an account in CTI's name at a bank or banking institution that it specifies to PERDUE from time to time.

11. Term; Duration. (a) This User License shall become effective as of the Effective Date and shall continue in full force and effect for a period of fourteen (14) consecutive years from the date of the Election Notice provided by PERDUE to CTI and DB under Section 5(b)(1) (the "Term") subject, however, to PERDUE's right to terminate this User License under and as provided in Section 5(b), and subject to the Parties' respective rights to terminate this User License under and as provided in Section 12.

(b) Upon expiration of the Term or any termination of this User License, whether under the provisions of Section 5(b), Section 12 or otherwise, all user rights under the license granted to PERDUE under the terms hereof shall immediately expire without further notice or action by either Party.

12. Termination; Material Defaults. (a) Upon CTI's notice to PERDUE of any material default under this User License, the Parties shall in good faith attempt to resolve any differences between them and to cure any such default. If a material default continues for a period of thirty (30) days following CTI's notice of such default to PERDUE without being cured or corrected, CTI shall have the right to terminate this User License upon written notice to PERDUE. Any termination of this User License shall not preclude CTI from pursuing or enforcing any claim or remedy it may have for damages or otherwise on account of any default by PERDUE hereunder.

(b) PERDUE shall have the right to terminate this User License at any time and for any reason upon thirty (30) days written notice to CTi. Any termination of this User License shall not preclude PERDUE from pursuing or enforcing any claim or remedy it may have for damages or otherwise on account of any default by CTI hereunder.

13. Surrender & Return. (a) Upon the expiration or termination of this User License, PERDUE agrees, at its cost and expense, to (1) immediately cease all use of the Nano Reactors™ and the Technology, promptly return to CTI copies of the Documentation and any other Technology then in its possession or under its control, and delete copies of files or materials that contain or depict any of the Technology; and (2) promptly dismantle, package, ship and redeliver the Reactors and the Technology to

DB in accordance with instructions given by DB's Representative and using a shipper designated or approved by CTI.

(b) Upon PERDUE's surrender and return of the Nano Reactors™, each such Reactor shall be in good operating order, repair, condition and appearance, except for ordinary wear and tear resulting from proper operation, use and maintenance of the Reactors during the Term of this User License.

14. **Taxes; Permits & Fees**. PERDUE shall keep the Nano Reactors™ free and clear of all levies, liens and encumbrances while located at the Facility. PERDUE shall be responsible, during the Term of this User License, to report, pay and discharge when due all license and registration fees, assessments, sales, use and property taxes arising out of PERDUE's use or operation of the Reactors, and other taxes, fees and governmental charges similar or dissimilar to the foregoing, together with any penalties or interest thereon, imposed by any national or federal, state, or local government or any agency or department thereof, upon the Reactors or its/their operation or use as authorized herein.

15. **Confidentiality Obligations.** Subject to the provisions of the Confidentiality Agreement, PERDUE shall use its best efforts to prevent any unauthorized publication or disclosure of the Technology or of any Confidential Information as defined in the Confidentiality Agreement. Without limiting the foregoing, PERDUE shall advise CTI immediately if it learns or has reason to believe that any Person having access to the Reactors or the Technology, or to any such Confidential Information, has violated or intends to violate the terms of this User License or the Confidentiality Agreement and will reasonably cooperate in seeking injunctive relief against any such Person.

16. **CTI's Warranties.** (a) CTI warrants that (1) CTI (i) owns and controls the Nano Reactors™ and the Technology, including the intellectual property rights therein, and (ii) has the exclusive right to grant the user rights to PERDUE as set forth herein; (2) the user rights granted to PERDUE herein are sufficient to enable PERDUE to install, operate and maintain the Equipment and to use the CTi System in connection therewith in accordance with and during the Term of this User License; and (3) the Nano Reactors™ will be free of defects in workmanship for a period of twenty-four (24) months after the Effective Date.

(b) If it is discovered that the Nano Reactors™ do not meet CTI's warranties set forth in this Section 16, CTI shall, at its cost, promptly perform or arrange for the performance of any remedial work, component or parts replacement, or services required to make the Reactors conform to such warranties.

(c) If the CTi System becomes defective or inoperable through no fault of PERDUE after the first two (2) years of this User License, upon PERDUE's request CTi shall replace the CTi System, and PERDUE shall be responsible only for reasonable replacement costs incurred by CTi in replacing the CTi System. The replacement CTi System shall be governed by and subject to the terms of this User License.

17. **Warranty Disclaimers; Limitation on Liability/Remedies.** (a) Except as otherwise expressly set forth in Section 16 hereof, CTI MAKES NO EXPRESS OR IMPLIED WARRANTIES OR REPRESENTATIONS OF ANY KIND UNDER THIS USER LICENSE, INCLUDING WITHOUT LIMITATION ANY WARRANTY OR REPRESENTATION WITH RESPECT TO THE CTI SYSTEM, INCLUDING THE REACTOR(S) AND THE TECHNOLOGY, OR THE PERFORMANCE OR OPERATION THEREOF, AND CTI HEREBY EXPRESSLY DISCLAIMS AND PERDUE EXPRESSLY WAIVES ALL OTHER EXPRESS WARRANTIES AND ANY AND ALL IMPLIED

WARRANTIES OR OTHER DUTIES OR OBLIGATIONS IMPLIED BY LAW, INCLUDING THE WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

(b) EXCEPT FOR CTI'S INDEMNITY OBLIGATIONS UNDER SECTION 18 HEREOF, OR OTHERWISE WHERE DAMAGES MAY BE DUE TO A THIRD PERSON, CTI SHALL HAVE NO LIABILITY UNDER THIS USER LICENSE FOR SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR EXEMPLARY DAMAGES, INCLUDING LOST PROFITS, SAVINGS OR OPPORTUNITIES, REGARDLESS OF THE FORM OF ACTION GIVING RISE TO SUCH A CLAIM FOR SUCH DAMAGES, WHETHER IN CONTRACT OR TORT, OR OTHERWISE.

18. **CTI's Indemnity.** (a) CTI agrees to defend, indemnify and hold harmless PERDUE and its Representatives from and against any and all claims, demands, actions, suits, damages, losses, and liability (including litigation costs and reasonable attorneys' fees), asserted or incurred by any Third Person and caused by, resulting from or on account of:

(1) any breach or violation of CTI's representations, warranties, covenants or other obligations under this User License;

(2) the gross negligence or fault or willful acts or omissions of CTI or its employees, agents or contractors in the performance of any covenant or obligation under this User License; and

(3) any claimed or actual infringement or contributory infringement of patents, copyrights or trademarks, or misappropriation of trade secrets, relating to or arising from the Nano Reactors™ or the Technology.

(b) Notwithstanding the foregoing, CTI's indemnity herein shall not extend to or include any claim, demand, action, suit, damages, loss or liability to the extent caused by or arising out of (1) the improper or unauthorized use or misuse of the Equipment, the Nano Reactors™ or the Technology, including any modification, alteration, configuration, use or operation of the Nano Reactors™ or the Technology that is unauthorized or otherwise fails to conform to this User License; or (2) the gross negligence, fault or willful misconduct of PERDUE or any of its Representatives.

19. **PERDUE's Indemnity.** (a) PERDUE agrees to defend, indemnify and hold harmless CTI and its Representatives from and against any and all claims, demands, actions, suits, damages, losses and liability (including litigation costs and reasonable attorneys' fees), asserted or incurred by any Third Person and caused by, resulting from or on account of:

(1) any breach or violation of PERDUE's representations, warranties, covenants or other obligations under this User License;

(2) the gross negligence or fault or willful acts or omissions of PERDUE or its employees, agents or contractors in the performance of any covenant or obligation under this User License; and

(3) liens, levies and other encumbrances arising from work performed by any Person at the Facility or from materials supplied to or for the Facility or otherwise.

(b) Notwithstanding the foregoing, PERDUE's indemnity herein shall not extend to or include any claim, demand, action, suit, damages, loss or liability to the extent caused by or arising out of the gross negligence, fault or willful misconduct of CTI or any of its Representatives.

20. Notice of Claims; Settlements. (a) Each Party will promptly advise the other Party in writing of any demand, claim, proceeding, action or lawsuit alleging infringement of any patent, copyright or trademark relating to the Nano Reactors™ or the Technology or of any misappropriation, unauthorized disclosure, publication or transportation of trade secrets or confidential information. Each Party will render all reasonable assistance that may be required by the other Party in the defense of any claim or lawsuit as to which a Party owes a defense and indemnity obligation hereunder; in each case, the indemnified Party shall have the right to be represented therein by advisory counsel of its selection and at its expense.

(b) Neither Party shall settle or compromise any claim or lawsuit for which a defense and/or an indemnity obligation is owed hereunder without the indemnified Party's written consent if the settlement or compromise will obligate the indemnified Party to make any payment or relinquish or waive any property or contractual right it has or may have.

21. Risk of Damage, Destruction or Loss. Notwithstanding anything to the contrary herein, the risk of damage, destruction or loss of the Nano Reactors™ shall pass to and be assumed by PERDUE from and after delivery of the Reactors to the Facility and during the Term of this User License and redelivery of the Reactors to DB as provided herein.

22. Insurance Requirements. During the term of this User License, each Party shall comply with the minimum insurance requirements as set forth in Schedule A attached hereto and incorporated herein.

23. Assignments; Transferability. PERDUE shall not assign, sell, convey, license or sublicense, pledge, mortgage, encumber, or transfer or otherwise dispose of this User License, or any of the rights and interests granted herein, or the Technology, without the prior written consent of CTi, such consent not to be unreasonably withheld. Notwithstanding the foregoing, PERDUE may assign this User License to a purchaser of all or substantially all of its assets without the consent of CTi; *provided, however*, that such purchaser may not be a direct competitor of CTi. Any attempted assignment or transfer that fails to comply with the terms of this Section 23 shall be null and void.

24. Governing Law. This User License and all amendments, modifications, alterations, or supplements hereto, and the rights of the Parties hereunder, shall be governed by and construed under the laws of the State of California (USA) without regard to the choice of laws principles thereof.

25. Amendment; Waiver. This User License may be amended, and waivers hereunder may be granted, only by a written instrument signed by both Parties. Failure of either Party, at any time or from time to time, to exercise any of its rights under this User License or to insist upon strict performance of the other Party's obligations hereunder shall not be deemed a waiver of or limit the exercise of such rights or obligations with respect to any subsequent occurrence.

26. Severability. Should any part or provision of this User License be held unenforceable or in conflict with the laws of the United States of America or any state thereof, or of any foreign country, the validity of the remaining parts or provisions shall not be affected by such decision or holding.

27. **Relationship of Parties.** Nothing in this User License shall be deemed to create an agency, joint venture, partnership, franchise or similar relationship between the Parties. Each Party shall conduct all business in its own name as an independent contractor and neither Party shall be liable for the representations, acts, or omission of the other Party.

28. **Rights/Remedies Cumulative; Waiver.** Each and every right, power and remedy specified in this User License shall be cumulative and in addition to every other right, power and remedy existing now or hereafter at law, in equity or by statute. Each and every right, power and remedy may be exercised from time to time and as often and in such order as may be deemed expedient by a Party. The exercise of any right, power or remedy shall not be construed to be a waiver of the right to exercise at the same time or thereafter any other right, power or remedy.

29. **Notice/Contact.** If any operational or maintenance problem is encountered with the CTi System, the Equipment or the Technology, PERDUE is authorized to contact DB or its designated Representative.

30. **Integration.** This User License, together with the Confidentiality Agreement, embodies the entire agreement of the Parties with respect to the subject matter hereof and merges all prior oral and written agreements between the Parties with respect to such subject matter. No stipulation, agreement, representation or understanding of the Parties purporting to affect the rights or obligations set forth in this User License shall be valid or enforceable unless contained in this User License or in a subsequent written agreement signed by the Parties.

31. **Counterparts.** This User License may be executed in several counterparts, and all copies so executed shall constitute but one and the same agreement, which shall be binding on all the Parties notwithstanding that less than all of the Parties may have signed the original or the same counterpart.

IN WITNESS WHEREOF, the Parties have executed this User License on the dates below.

CAVITATION TECHNOLOGIES, INC.

By: [signature]
Name: Roman Gordon
Title: CEO
Date: 1/28/11

PERDUE AGRIBUSINESS, INC.





By: [signature]
Name:
Title:
Date:


SCHEDULE A
INSURANCE REQUIREMENTS


1.01 PERDUE's Insurance Requirements. (a) During the term of this User License, PERDUE shall maintain, at its cost, the following insurance and insurance coverages, with carriers that are rated AM Best A- or better and having limits not less than the limits specified below:

(1) Property and casualty insurance that, in PERDUE's reasonable discretion, is sufficient to cover, and to compensate and reimburse CTI for, (i) the full replacement cost of the Reactors, and (ii) any additional cost, expense or loss incurred by CTI due to damage to or destruction or loss of the Reactors, in each case that occurs, for any reason, after their delivery to the Facility and during the period in which PERDUE has assumed the risks thereof as specified in Section 21. The policy shall have a limit equal to 100% of the full replacement cost of each Reactor and insure the ownership interests of CTI. All deductibles or self-insured risks shall be borne by PERDUE. In the event that a Reactor is destroyed, lost or damaged at any time during the period in which PERDUE has assumed the risk of destruction, damage or loss as specified in Section 21, PERDUE (either directly or through its property or casualty insurance carrier) shall compensate and reimburse CTI for the full replacement cost of each such Reactor, together with associated costs, expenses and losses as specified above, within thirty (30) days after the date on which the destruction, damage or loss occurs.

(2) Commercial General Liability (CGL) Insurance, with limits of $1,000,000 each occurrence/$5,000,000 general aggregate or $5,000,000 combined single limit, covering personal injury, death or property damage resulting from each occurrence; the policy shall be "occurrence" based and not "claims made". The minimum limits required herein may be satisfied by a combination of CGL primary and excess (or umbrella) insurance policies, provided that any such excess (or umbrella) policy shall schedule the above CGL policy as an underlying policy and be written on a "following form" basis.

(3) Workers' Compensation Insurance and Longshoremen and Harborworkers' Compensation Insurance as required by laws and regulations applicable to and covering employees of PERDUE and its Affiliates.

(4) Employer's Liability Insurance at limits not less than Five Hundred Thousand Dollars ($500,000) per accident or illness.

(5) Automobile Liability Insurance covering owned, non-owned and hired motor vehicles, with a combined single limit of at least One Million Dollars ($1,000,000).

(b) Each insurance policy maintained by PERDUE shall require written notice of cancellation or material change. Notice of cancellation or change shall not be effective as to CTI until thirty (30) calendar days after written notice is received by PERDUE and CTI. Any deductible or retention of insurable risk under any of the policies maintained by PERDUE shall be for PERDUE's account.

(c) PERDUE shall have its insurance carriers furnish to CTI, within thirty (30) days after the Effective Date and annually thereafter, certificates specifying the type and amount of coverage that PERDUE has in effect and the expiration dates of each policy. Each certificate shall state that no insurance will be canceled or materially changed without thirty (30) days prior written notice to CTI.

1.02 <u>CTI's Insurance Requirements.</u> (a) During the term of this User License, CTI shall maintain, at its cost, the following insurance and insurance coverages, with carriers that are rated AM Best A- or better and having limits not less than the limits specified below:

(1) Commercial General Liability (CGL) Insurance, with limits of $1,000,000 each occurrence/$5,000,000 general aggregate or $5,000,000 combined single limit, covering personal injury, death or property damage resulting from each occurrence; the policy shall be "occurrence" based and not "claims made". The minimum limits required herein may be satisfied by a combination of CGL primary and excess (or umbrella) insurance policies, provided that any such excess (or umbrella) policy shall schedule the above CGL policy as an underlying policy and be written on a "following form" basis.

(2) Workers' Compensation Insurance and Longshoremen and Harborworkers' Compensation Insurance as required by laws and regulations applicable to and covering employees of CTI and its Affiliates.

(3) Employer's Liability Insurance at limits not less than Five Hundred Thousand Dollars ($500,000) per accident or illness.

(4) Automobile Liability Insurance covering owned, non-owned and hired motor vehicles, with a combined single limit of at least One Million Dollars ($1,000,000).

(b) Each of the policies maintained by CTI shall require written notice of cancellation or material change. Notice of cancellation or change shall not be effective as to PERDUE until thirty (30) calendar days after written notice is received by CTI and PERDUE. Any deductible or retention of insurable risk under any of the policies maintained by CTI shall be for CTI's account.

(c) CTI shall have its insurance carriers furnish to PERDUE, within thirty (30) days after the Effective Date and annually thereafter, certificates specifying the type and amount of coverage that CTI has in effect and the expiration dates of each policy. Each certificate shall state that no insurance will be canceled or materially changed without thirty (30) days prior written notice to PERDUE.